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                                                                    Exhibit 99.1
[AEGON LOGO]
                                                                          890745
                                                                   PRESS RELEASE

AEGON STRENGTHENS PROVISIONS: FULL YEAR 2002 EARNINGS LOWER THAN EXPECTED
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Due to continued deteriorating market conditions and a weakened US dollar, AEGON will strengthen its provisions and expects its full year 2002 earnings to be 30% to 35% lower compared to our previous outlook. In the first quarter figures published on 7 May of this year the outlook was that the full year results would be at least equal to the 2001 earnings (EUR 2,397 million). The new outlook is based on the information from the second quarter and barring further unforeseen market circumstances.

This revision is based on a number of developments:

   1. based on the deterioration of the stock markets, AEGON intends to strengthen its reserves. This includes expectations regarding reduced fee revenue, accelerated amortization of deferred policy acquisition costs and increased strengthening of the reserves for guarantees.
   2. the further deterioration in the US credit markets and related continuing series of defaults.
   3. the weakened US dollar is contributing to the lower euro-based earnings due to AEGON's significant presence in the United States.

Don Shepard, Chairman of AEGON's Executive Board, comments: "In our first quarter report we announced that, given economic and financial market uncertainty, we were very cautious about the remainder of the year. Due to the lack of the recovery of the bond and the deterioration of equity markets since the first quarter, we think it is prudent to take this action. I want to emphasize that during the past few months our base business remained good. Without the developments mentioned above we would have been on target for the year. Details on the second quarter will be discussed in the press conference on the 8th of August. We are well positioned for the future and our solvency position remains good."

AEGON will publish its second quarter results on 8 August 2002.

Safe harbor
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of the United States of America. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

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These forward-looking statements involve risks and uncertainties, including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, 22 July 2002
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Inquiries:
AEGON N.V.
Group Communications                                 Investor Relations
Phone : +31 70 344 83 44                             NL  +31 70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
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